UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                                 (RULE 13D-102)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULES 13D-1(B), (C) AND (D)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)



                                   EVTC, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    293961108
 ------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 11, 2001
           -----------------------------------------------------------
             (Date of Event which requires filing of this Statement)

            Check the appropriate box to designate the rule pursuant
                        to which this Statement is filed:

                                [ ] Rule 13d-1(b)

                                [X] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 293961108                      13G                   Page 2 of 8 Pages

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    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            John D. Mazzuto
--------------------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]

                                                                        (b) [ ]
--------------------------------------------------------------------------------
    3       SEC USE ONLY


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    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
      NUMBER OF
        SHARES             5      SOLE VOTING POWER
     BENEFICIALLY                 -0-
       OWNED BY    -------------------------------------------------------------
         EACH
      REPORTING            6      SHARED VOTING POWER
        PERSON                    1,000,000
         WITH      -------------------------------------------------------------
                           7      SOLE DISPOSITIVE POWER

                                  -0-
                   -------------------------------------------------------------
                           8 SHARED DISPOSITIVE POWER

                                  1,000,000
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,000,000
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           11.6%

--------------------------------------------------------------------------------

   12      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 293961108                      13G                   Page 3 of 8 Pages

--------------------------------------------------------------------------------

    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            J&E Partners, Inc.
--------------------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]

                                                                        (b) [ ]
--------------------------------------------------------------------------------
    3       SEC USE ONLY


--------------------------------------------------------------------------------

    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
      NUMBER OF
        SHARES             5      SOLE VOTING POWER
     BENEFICIALLY                 -0-
       OWNED BY    -------------------------------------------------------------
         EACH
      REPORTING            6      SHARED VOTING POWER
        PERSON                    1,000,000
         WITH      -------------------------------------------------------------
                           7      SOLE DISPOSITIVE POWER

                                  -0-
                   -------------------------------------------------------------
                           8 SHARED DISPOSITIVE POWER

                                  1,000,000
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,000,000
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           11.6%

--------------------------------------------------------------------------------

   12      TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 293961108                      13G                   Page 4 of 8 Pages

--------------------------------------------------------------------------------

ITEM 1.

         (a)      Name of Issuer:

                  EVTC, Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                  3125 W. Bolt Street
                  Fort Worth, TX 76110

ITEM 2.

(a)      Name of Person Filing:

This statement is filed on behalf of John D. Mazzuto and J&E Partners, Inc.

(b)      Address of Principal Business Office or, if none, Residence:

         The address for John D. Mazzuto and J&E Partners, Inc. is:

                  211 E. 51st Street, Apt. 11D
                  New York, NY 10022

(c)      Citizenship:

         John D. Mazzuto is a citizen of the United States and J&E Partners is a corporation existing under the laws of the state of Delaware.

(d)      Title of Class of Securities:

         Common Stock, par value $.01 share

(e)      CUSIP Number:  293961108


ITEM 3.  IF  THIS  STATEMENT  IS  FILED  PURSUANT  TO   SS.SS.240.13D-1(B)   OR
240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

             Not Applicable

ITEM 4.   OWNERSHIP.

     The following is information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     John D. Mazzuto and his wife, Elizabeth Mazzuto, own all of the issued and outstanding shares of the common stock of J&E Partners, Inc. as joint tenants. Mr. Mazzuto also is the sole

CUSIP No. 293961108                      13G                   Page 5 of 8 Pages

--------------------------------------------------------------------------------

officer and director of J&E Partners. In these capacities, Mr. Mazzuto has the power to vote or direct the vote, and to dispose or direct the disposition, of all of the shares of the Issuer's common stock held of record by J&E Partners, Inc. (1,000,000 shares). The filing of this Schedule 13G shall not be construed as an admission by any of the filing persons that they are members of a group.

(a)      Amount beneficially owned:
                  John D. Mazzuto:  1,000,000 shares
                  J&E Partners:     1,000,000 shares

(b)      Percent of class:
                  John D. Mazzuto:  11.6%
                  J&E Partners:     11.6%

(c)      Number of shares as to which the person has:

(i)      Sole power to vote or to direct the vote:
                  John D. Mazzuto:  -0-
                  J&E Partners:     -0-

(ii)     Shared power to vote or to direct the vote:
                  John D. Mazzuto:  1,000,000
                  J&E Partners:     1,000,000

(iii)    Sole power to dispose or to direct the disposition of:
                  John D. Mazzuto:  -0-
                  J&E Partners:     -0-

(iv)     Shared power to dispose or to direct the disposition of:
                  John D. Mazzuto:  1,000,000
                  J&E Partners:     1,000,000

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

             Not applicable.

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

             Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

             Not applicable.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

             Not applicable.

CUSIP No. 293961108                      13G                   Page 6 of 8 Pages

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ITEM 9.      NOTICE OF DISSOLUTION OF GROUP

             Not applicable.

ITEM 10.  CERTIFICATION

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 293961108                      13G                   Page 7 of 8 Pages

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 31, 2002            By: /s/ John D. Mazzuto
                                        ------------------------------
                                        Name:   John D. Mazzuto




                                        J&E PARTNERS, INC.



                                        By:/s/ John D. Mazzuto
                                           ------------------------------
                                           Name:   John D. Mazzuto
                                           Title:  Chairman

CUSIP No. 293961108                      13G                   Page 8 of 8 Pages

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                             Joint Filing Agreement


     Pursuant to Rule 13-1(k)(1) of Regulation 13D-G under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Statement on
Schedule 13G to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

Dated:   January 31, 2002            By: /s/ John D. Mazzuto
                                        ------------------------------
                                        Name:   John D. Mazzuto




                                        J&E PARTNERS, INC.



                                        By:/s/ John D. Mazzuto
                                           ------------------------------
                                           Name:   John D. Mazzuto
                                           Title:  Chairman